Exhibit 99(a)(28)

The following is a transcript of a conference call held on December 2, 2008 at 10:30 a.m. Paris Time.

Wavecom security holders, other investors and employees are urged to read carefully the Tender Offer Statement on Schedule TO when it is filed by Sierra Wireless with the U.S. Securities and Exchange Commission (the “SEC”) and the note d’information when it is filed by Sierra Wireless with the Autorité des Marchés (the “AMF”), as well as the Schedule 14D-9 when it is filed by Wavecom with the SEC and the note en réponse when it is filed by Wavecom with the AMF, and any amendments or supplements thereto, prior to making any decisions with respect to the Sierra Wireless tender offers because these documents contain, or will contain, important information, including the terms and conditions of the Sierra Wireless tender offers. Wavecom security holders, other investors and employees will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com) and such materials filed by Wavecom will also be available for free at Wavecom’s website (www.wavecom.com).

OPERATOR: Ladies and gentlemen, thank you for holding. Welcome to the Sierra Wireless Special Announcement Conference Call. Throughout today’s presentation all participants will be in a listen-only mode. After the presentation there will be an opportunity to ask questions. If anyone has difficulty hearing the presentation please press the star followed by the zero on your telephone for operator assistance. I will now hand the conference over to Mr. Jason Cohenour, President and CEO of Sierra Wireless. Thank you, sir. Please go ahead.

JASON COHENOUR (President and CEO, Sierra Wireless): Thank you operator, and good morning. My name is Jason Cohenour. I’m President and CEO of Sierra Wireless. Thank you for joining our call today to discuss the announcement of Sierra Wireless’s agreement to acquire Wavecom in a friendly transaction. Before we get started Dave McLennan, the company’s CFO, will read through our cautionary note regarding forward-looking statements and some additional legal notices. Dave?

DAVID MCLENNAN (CFO, Sierra Wireless): Thanks, Jason, and good afternoon everyone. Certain statements in this presentation that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian and French securities laws. These forward-looking statements are not promises or guarantees of future performance, but are only predictions that relate to future events, conditions, or circumstances or our future results performance, achievements or developments, and are subject to substantial known and unknown risks, assumptions, and uncertainties, and other factors that could cause our actual results, performance, or achievements, or developments in our business or in our industry to differ materially from those expressed, anticipated, or implied by such forward-looking statements.

Forward-looking statements in this presentation include all financial guidance for the fourth quarter of 2008 and all other disclosure regarding possible events, conditions, circumstances, or results of operations that are based on assumptions about future economic conditions, courses of action, and other future events. We caution you not to place undue reliance upon any such forward-looking statements which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this presentation.

Forward-looking statements include statements regarding the offers for the Wavecom shares, ADSs, and OCEANEs of Wavecom. Statements regarding the outlook of our future operations, plans, and timing for the introduction or enhancement of our services and products; statements concerning strategies or developments; statements about future market conditions, supply conditions, and customer demand conditions, channel, inventory, and sell-through, revenue, gross margin, OpEx, profit forecasts of future costs, and expenditures. The risk factors and uncertainties that may affect our actual results, performance, achievements, or developments are many, and include amongst others our ability to develop, manufacture, supply, and market new products that we do not produce today that meet the needs of our customers and gain commercial acceptance; our reliance on the deployment of next generation networks by major wireless operators; the continuous commitment of our customers, and increased competition.

These risk factors and others are disclosed in the Sierra Wireless and Wavecom respective filings and reports, which may be found on SEDAR, EDGAR, and at the AMF, and in each of our regulatory filings with the SEC in the US, and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently all forward-looking statements in this presentation are qualified by this cautionary statement, and we cannot assure you that actual results, performance, achievements, or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs, and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, and beliefs change, except as required by law.

With regard to the tender offers described in this presentation, Wavecom security holders and other investors should read carefully the Tender Offer Statement on Schedule TO and note d’information as well as the Schedule 14D9 and note on response to be followed because these documents will contain important information including the terms and conditions of the Tender Offer. Wavecom security holders and other investors will be able to obtain copies of these Tender Offer materials and any other documents filed in the AMF from the AMF’s website, and with the SEC from the SEC’s website. Materials filed by Sierra Wireless will also be available on the Sierra Wireless website, and also the Wavecom website.

With that I’ll turn it back to Jason. Thank you very much.

JASON COHENOUR: Thank you, Dave. For an agenda I’ll first discuss the strategic rationale and merits of the combination. David will then go through the details of the transaction, and we’ll end with a short Q&A session. Before we begin I’d also like to welcome Ron Black, CEO of Wavecom, and Chantal Bourgeat, CFO of Wavecom, who are joining David and me on the call today.

Today we’re very pleased to announce that Sierra Wireless has agreed to make a cash tender offer for all of the outstanding shares of Wavecom. Under the terms and conditions of the Tender Offer filed with the AMF in Paris this morning, Sierra Wireless will make a cash offer of 8 euro 50 cents per Wavecom share, and 31 euro 93 cents per OCEANE convertible bond. Our offer of 8 50 per share represents a premium of 21 percent over Gemalto’s October 6th unsolicited offer to acquire Wavecom, and a 108 percent premium over the share price on October 3rd prior to Gemalto’s announcement. We’re also very pleased to announce that this is a friendly deal with both boards unanimously agreeing to the proposed transaction. Additionally, Wavecom’s founding shareholders, who own 21 percent of the outstanding share capital of the company, have agreed to tender all their shares to the offer.

Now moving from the transaction to the strategic rationale I’d like to first talk a little bit about the two companies. Both Sierra Wireless and Wavecom are very successful companies in wireless data that share a similar history, but who are concentrated in two different geographies; Sierra Wireless in North America, Wavecom in Europe. Both companies were founded as start-ups in 1993. Both became public companies in 1999, and today both are recognized industry leaders with over 1,000 employees between them. Our companies have worked together often as partners and industry peers, and we know each other well. In fact, Sierra Wireless is a Wavecom customer. Through all of our interactions it is clear that as pioneers in wireless data both companies share a common culture focused on innovation and technology leadership.

Although we have similar cultures, we are different companies with complementary businesses and capabilities. First I’ll talk a little bit about Sierra Wireless as many of you on this morning’s call may not be familiar with the company. Sierra Wireless is a rapidly growing global leader in wireless modems for mobile computing and machine-to-machine applications. We generated revenue of 440 million US in 2007, and are guiding to revenue of 574 million US for 2008. The majority of our business representing 84 percent of our year-to-date sales is in mobile computing, specifically USB modems or dongles, AirCards or data cards, and embedded modules for laptops. In this market we hold the number one market share in North America and number two worldwide. We also have a growing business in machine-to-machine, including intelligent Gateways and software, and 3G embedded modules. We’re recognized as an innovator and technology leader in our target markets, and pride ourselves on being first to market with new AirLinks and key features. In addition we have strong relationships with many market leading OEMs and mobile network operators, including AT&T, Sprint, Telefonica, Telstar, and Softbank.

Wavecom is also a global leader. They have the most advanced and comprehensive product offering in the M2M market, including 2G, 2.5G, and multimode modules with high levels of integration and advanced application platforms and tools to provide lower total cost of ownership and faster time to market for their customers. Like Sierra Wireless Wavecom is a recognized technology and innovation leader, and has strong relationships globally with particular strengths in the automotive, security, energy, and fleet management segments. Based on our common values and our complementary business in wireless data with respect to target markets, technology, products, and geographic concentration, it is clear that Sierra Wireless and Wavecom are a natural match to join forces, and together we aim to create a truly global leader in wireless data; an exciting proposition for all stakeholders, employees, customers, partners, and investors.

So why is this an exciting proposition? Because Sierra Wireless and Wavecom together will be a global leader in a market with tremendous growth opportunities. The wireless data market is large and growing. Analysts are estimating it will reach almost 300 million units in the year 2013, representing a compounded annual growth rate of 35 percent, a tremendous opportunity for Sierra Wireless and Wavecom to combine our complementary businesses, assets, and strengths to capture a significant share of this growth. The wireless data market can be divided into two segments. First, the mobile computing segment represents PC adaptors including USB modems, PC cards, and 3G embedded modules used inside notebook computers. This is the segment where Sierra Wireless is a leader today, and where we have significant business concentration. We expect growth in this segment to continue, and feel we are very well positioned going forward. We believe that adding the capabilities and regional presence of Wavecom in key markets such as Europe further bolsters our market position. Second, the M2M embedded module segment is also growing rapidly, and is expected to reach almost 100 million units in 2013. This is the segment where Wavecom is a leader today with its 2G and 2.5G solutions, including highly integrated multimode modules and software solutions. Sierra Wireless also provides 3G embedded module solutions into this segment. We believe that combining the products and channels of Sierra Wireless and Wavecom creates a clear market leader in this important high growth market.

While we view these two segments as distinct, both share many of the same ecosystem elements and basic technology platforms. We believe that together we can leverage these common elements to strengthen our market position and drive profitable growth. We believe that a combined Sierra Wireless and Wavecom is uniquely positioned in the market. Together we will have the most comprehensive product portfolio in the industry, including PC adaptors; 2G, 3G, and multimode modules; M2M Gateways; software; and solutions. Together we will have significant presence in market shares in all regions around the world. Together we will have strong relationships with many of the leading mobile network operators worldwide and be seen as a real partner in driving ARPU and subscriber growth. Together we will have more customers, more relationships with market leading OEMs in key segments than any of our competitors. This includes leaders such as Cisco, HP, Ericsson, Kujo (phon), Honeywell, and Engenico (phon). Together we will be a clear leader in advanced wireless data technology and innovation, and we will have unparalleled research and development capabilities.

Combining Sierra Wireless and Wavecom into a global leader and enabling us to capture a greater share of the wireless data market growth is an opportunity for all our stakeholders. For Wavecom stakeholders the acquisition is expected to offer significant benefits. Shareholders are receiving all cash consideration and a 108 percent premium over the share price on October 3rd in a friendly deal supported by the company and the founders. Customers will also benefit significantly from the transaction as Sierra Wireless will have the products, resources, and capabilities to deliver a broad range of wireless data solutions for a myriad of application needs. We will have truly global reach, including broad support capability and vertical market expertise. We will have a world class supply chain with true scale and global capability, and we will have the most advanced innovative technology in the industry. Of key importance, employees will benefit significantly from the transaction. Working for a true global leader in a high growth market, our employees will have the opportunity for more career challenges in a company with long-term financial strength, stability, and growth prospects.

With respect to Sierra Wireless shareholders the acquisition of Wavecom is fully aligned with the growth and diversification strategy we have articulated before. The opportunity to acquire a market leader in M2M embedded modules and solutions and adjacent segments that we like and participate in today is simply one we can’t pass up. As we’ve discussed this deal turns Sierra Wireless into a true global leader in wireless data, but it also incorporates key aspects that we feel are important to M&D driven growth. Specifically the acquisition of Wavecom leverages our company’s core capabilities. We know the industry and we’re experts in wireless data. We’re not straying far from our core business. It diversifies our customer base and business lines, providing long term sustainable growth and reducing the potential for concentration driven volatility. It expands our position in the wireless data value chain. While Wavecom is primarily a wireless device company much like us, they have also made significant progress in building their capabilities and product offerings in M2M subsystems and software solutions, value chain areas that we view as strategically important going forward. It also strengthens our presence and capabilities in Europe and Asia. As a French company Wavecom greatly improves our ability to compete in Europe and to support our customers for all products in the region. Like us Wavecom has also established a strong presence, customer base, and capabilities in Asia. Combining our resources in this region further bolsters our capabilities as a global leader.

We also believe the combination has low integration risk. As we discussed, we share a common culture. Our businesses are complementary with many similarities, yet little direct overlap; and this is a friendly transaction. Overall Wavecom is a great fit for Sierra Wireless. We expect the combination to drive substantial shareholder value over time. Sierra Wireless will continue to be in a strong financial position with combined pro forma 2008 revenue of nearly $750 million US. We would expect the transaction to be dilutive in 2009 and accretive on a cash earnings basis in 2010. We will be well capitalized with no debt and have ample liquidity based on our estimated pro forma cash to support continued growth. Furthermore we see significant opportunities for positive synergies, particularly increased revenue and growth through complementary products, sales, channels, and regional concentration, and product cost savings through combined product volume, scale, and procurement savings.

On that note I’d now like to turn the call back to David McLennan, CFO of Sierra Wireless to take us through the details of the transaction.

DAVID MCLENNAN: Thanks, Jason. The EDGAR offer is for all of the outstanding Wavecom shares and OCEANE convertible bonds. The total transaction value of this is 218 million euros. We will finance the transaction with a combination of cash on our balance sheet and a committed term facility. A 218 million dollar, sorry 218 million euro letter of credit has been issued to guarantee the offer, which is a requirement of French securities regulation. The Tender Offer for the OCEANE convertible bonds amounts to 137 million euros, and will be funded with a term facility which essentially will act as a bridge. The Tender Offer for the Wavecom shares amounts to 81 million euros, and would be funded with cash on our balance sheet. Upon the change of control the OCEANE convertible bonds will be redeemed, and the redemption proceeds will be used to repay the bridge.

After closing Sierra Wireless will be well capitalized to fund working capital and revenue growth. We’ll have ample liquidity and based on a pro form cash balance we will have approximately 85 million euros of cash or $107 million US; and also following the closing of the transaction the redemption of the bonds the consolidated company will be debt free. In addition we’ve also put in place a $55 million committed line of credit which will provide us with additional working capital liquidity.

Both Sierra and Wavecom have entered into a Memorandum of Understanding. Wavecom fully supports the offer. The Wavecom board recommends that shareholders tender to the Sierra Wireless offer, and that’s subject to an independent appraiser’s opinion. We are jointly cooperating on the Tender Offer process and all communication and the MOU also includes a non-solicitation right to match, as well as a break fee under certain circumstances. In addition the Wavecom founders have agreed to tender all of their shares to Sierra Wireless, and this represents 21 percent of the outstanding shares.

Jason, I’ll turn it back to you.

JASON COHENOUR: Thank you, Dave. So to summarize we believe Sierra Wireless and Wavecom are a natural match, and together we will create a true global leader in wireless data; and with that, operator, we’ll now open the line for Q&A.

OPERATOR: Thank you, sir. If any participants would like to ask a question please press the star followed by the one on your telephone. If you wish to cancel your request please press the star followed by the two. Your questions will be polled in the order they are received. There’ll be a short pause while participants register for a question. As a reminder, if you would like to ask a question please press the star followed by the one on your telephone.

The first question is from Oden Latorte (phon) from Cheverot (phon). Please go ahead.

ODEN LATORTE: Yes. Good morning to all. Thank you very much for taking my question. I believe I understand that the (inaudible) of Wavecom said it is in several of the Gemalto’s offer. So my question for you the managers is don’t you fear there are some integration risk if most employees do not support your offer of this combination? Thank you.

JASON COHENOUR: Well of course it would be risk if they don’t support the offer, but certainly our intention is to make sure that they, that the workers’ council does support the offer; and you know what we’re going to present to the employees of Wavecom we believe is a compelling opportunity to create a true global leader with truly global resources and put together two complementary businesses that fit well together. Our view is that’s going to create many opportunities for all of our employees around the world, including the current employees of Wavecom with respect to career opportunities, transfer opportunities, and the like. So while it’s true the workers’ council has expressed support for the Gemalto offer you know our job is to convince shareholders, analysts, and of course employees that this is a superior offer, which it clearly is financially, but more than that a better fit between the two companies that’s going to deliver even more benefit back to the employees and more opportunities.

ODEN LATORTE: And do you expect to significantly get the workforce in France?

JASON COHENOUR: We have no plans to restructure the workforce in France. Our view is we’re going to focus on the positive synergies of the transaction, including growing sales through complementary products and channels; and just to give you an example of that we are, Sierra Wireless is very strong in 3G embedded modules. Wavecom is very strong in 2G and 2.5G embedded modules. We believe there are lots of customers out there who will benefit from a more comprehensive product line, both on the Sierra Wireless side and on the Wavecom side. So our view is we’re going to focus on the positive synergies and not try to get cost out of the business.

ODEN LATORTE: Okay, and do you feel that it’s possible to make some partnership with Gemalto in the future? Or it will be a war between the two company?

JASON COHENOUR: A war between the companies?

ODEN LATORTE: Yes.

JASON COHENOUR: Well you know the wireless industry has proven over time that it’s a very cooperative industry if you will. We cooperate with each other, we compete against each other. So I don’t think in general that’s going to change. I personally don’t know Gemalto well, but we’re very open-minded. If there’s opportunities to partner and it makes sense for both companies we’re certainly going to pursue that; and on the going to war side I have absolutely no interest in that. I think that’s counterproductive. So if there’s an opportunity to partner we’re open for business.

ODEN LATORTE: Okay. That’s good. Thank you.

JASON COHENOUR: You’re welcome.

OPERATOR: Thank you. Once again if you would like to ask a question please press the star followed by the one on your telephone. Gentlemen, there appear to be no further questions. I’m sorry. I have one question. Bernard Leppard (phon) from Fortis please go ahead.

BERNARD LEPPARD: Hello. Good morning, gentlemen. I have a question regarding –

FEMALE SPEAKER: (Inaudible).

BERNARD LEPPARD: Excuse me? Hello? Can you hear me?

JASON COHENOUR: Yes, I can hear you. There appears to be some cross-talk.

BERNARD LEPPARD: Yes, apparently. So I have a question regarding your synergy. Can you be more specific on the your synergies program? And you talked about accretion from 2010, can you be more specific?

JASON COHENOUR: Well we can’t be extremely specific right now, mainly because there’s lots of questions still to be answered. So while we know Wavecom well in the abstract sense, and have spent a lot of time with them in the industry, we of course haven’t had an opportunity to do a deep dive on specific synergy targets. So at an abstract level we believe on the revenue side we can sell more products. We believe the Wavecom channels can sell more existing and future Sierra Wireless products, and we believe that Sierra Wireless channels can sell more existing and future Wavecom products. I think that’s absolutely, absolutely key on the revenue growth synergy. I think the product cost synergies are pretty obvious. We’re effectively doubling the volume of the two companies, and when you double the volume with respect to component procurements and manufacturer value add. In fact we both manufacture with Flextronics in China. That can generally drive some cost of goods benefits. So that should benefit on the share side, and it should also benefit on the gross margin side. So those are kind of the two you know very low hanging fruit areas that we’re going to focus very hard on driving on synergies.

With respect to accretion/dilution we don’t have a specific model to share with you today, but it’s a big transaction for us. We have lots of work to do with respect to harvesting those synergies. So our view is 2009 it will be dilutive to Sierra Wireless earnings, but through good integration and through capturing the synergies I’ve referred to we believe in 2010 we’ll be accretive on a cash basis, and I can’t give you any further detail on that right now.

BERNARD LEPPARD: Yes. I have one more question. How do you expect to cope with decline in revenue at Wavecom?

JASON COHENOUR: Well while it’s true the Wavecom revenue has declined in the past several quarters we fundamentally believe in the industry we believe that machine-to-machine has incredible growth prospects, and that’s not just because we’re reading the analysts reports; it’s because we see it in our own business and we observe specifically in Wavecom an innovative product portfolio and very strong channels that we believe will reverse that trend on revenue. So we’ve taken the leap of faith that between the product portfolio, R&D capabilities and channels, combined with market growth will equal revenue growth. So how are we going to contend with it? Well we’re going to make it happen, and clearly we have some macroeconomic uncertainty out there that we need to plow through, but our view of this is long term, and if the current situation is tough for economic reasons, and maybe 2009 is tough for economic reasons, we’re going to look through that because we believe strategically in the market and we believe strategically in Wavecom’s position, and we believe that growth will return to the business.

BERNARD LEPPARD: Okay. Thank you very much.

OPEARTOR: Thank you. You have a follow-up question from Oden Latorte. Please go ahead, sir.

ODEN LATORTE: Yes, thank you very much. Gemalto when they launched the offer said that their relationship with carrier operators on a global basis was a critical and was key to expand further Wavecom’s business. I assume that the Sierra Wireless also have these critical relationship with operators. Can you confirm that and explain why this is a key opportunity to develop Wavecom’s business?

JASON COHENOUR: Well I think carrier relationship, operator relationships are definitely key, and I can confirm with you that more than 60 percent of Sierra Wireless’s current business goes through mobile network operator channels. I can also confirm with you that most of our OEM customers’ products have gone through extensive certification procedures in mobile network operator laboratories around the world. So we feel very strongly that mobile network operators will continue to be a key leverage point in driving revenue growth, and we think we have that asset in place. I’ll also point out, though, that OEM relationships in our view are equally critical, and I think if you put our OEM relationships, combine them with Wavecom’s OEM relationships I think we have an unbeatable combination there with respect to customer roster.

ODEN LATORTE: Okay. Clear enough. Thank you very much.

JASON COHENOUR: You’re welcome.

OPERATOR: Thank you. The next question comes from Max Schinmorney (phon) from Kessler (phon). Please go ahead.

MAX SCHINMORNEY: Yes. Hi. Good morning. I just would like to know your position regarding the actual dividend to be voted on the general assembly. Would the offer be adjusted if the dividend is voted for?

JASON COHENOUR: Well in the filing documents, including the MOU, we’ve agreed that the EGM where those, where several resolutions will be voted upon, including the one euro cash distribution, will be adjourned. So that effectively will be delayed until after the offer period. If the offer is unsuccessful, which we’re counting on it being successful of course, but if it is unsuccessful then EGM will be held. If the offer is successful as we expect then we’ll have to revisit the notion of the EGM. I would expect, though, that that would likely be cancelled in the case of a successful tender.

MAX SCHINMORNEY: Perfect. Thank you very much.

JASON COHENOUR: You’re welcome.

OPERATOR: Thank you. Once again if you would like to ask a question please press the star followed by the one on your telephone. The next question is from Alexander Peter (phon) from Exan B&P Powerball (phon). Please go ahead.

ALEXANDER PETER: Yes. I just have a quick question regarding Sierra Wireless in this case. I don’t know enough about the company really, but I’d like to know whether the core shareholder for Sierra Wireless are approving this deal, how they feel about it, how they feel about the dilutive aspects of the deal at least over the next 12 months. Could you comment on that? Thanks.

JASON COHENOUR: Sure. Well I would expect that we will have investors passionate across the spectrum. There will be investors who probably are concerned. There will be investors who are gleeful about the transaction. I will tell you this, that we had been very forthright with all of our investors that machine-to-machine is a key diversification track for the company. Furthermore we told them that we expect to put our balance sheet to work in driving significant diversification in this area. So this will not be a surprise conceptually to our investor base. How are they going to react? I don’t know. The US markets aren’t open yet, but our view is we’re staying true to our strategic track, which is building a high growth, well-diversified business, including machine-to-machine and mobile computing in wireless data. Our investors won’t be surprised by that, and I believe most of our investors will believe that that puts us in a stronger strategic position, and a better position to drive profitable growth.

ALEXANDER PETER: Okay. Thanks.

JASON COHENOUR: Operator, we’ll take one more question if there is another question.

OPERATOR: Thank you. As a final reminder if you’d like to ask a question please press the star followed by the one on your telephone. Sir, there appears to be no further questions.

JASON COHENOUR: Thank you, operator, and thank you again for joining today’s call.

OPERATOR: Thank you. Ladies and gentlemen, this does conclude today’s presentation. Thank you for participating. You may now disconnect.

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